Exhibit 99.1

FORM 51-102F4
BUSINESS ACQUISITION REPORT

ITEM 1 – IDENTITY OF COMPANY

1.1	Name and Address of Company

Rio Alto Mining Limited
1950 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6
Canada

1.2	Executive Officer

For further information contact Kathryn Johnson, Chief Financial Officer of Rio Alto Mining Limited at 604-628-1401 or at kathrynj@rioaltomining.com

ITEM 2 – DETAILS OF THE ACQUISITION

2.1	Nature of Business Acquired

Pursuant to the plan of arrangement (the “Arrangement”), which was completed effective August 5, 2014, Rio Alto Mining Limited (“Rio Alto” or the “Company”) acquired all of the issued and outstanding shares in Sulliden Gold Corporation (“Sulliden”). Sulliden was in the business of gold exploration and development. Immediately prior to the completion of the Arrangement, Sulliden spun-out certain of its assets at the East Sullivan property located near the town of Val D’Or in Québec, to a newly formed company, Sulliden Mining Capital Inc. (“SpinCo”). Further information on Sulliden’s business can be found in Sulliden’s continuous disclosure documents available under Sulliden’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The date of acquisition was August 5, 2014.

2.3	Consideration (amounts expressed in United States dollars, unless otherwise noted)

Pursuant to the Arrangement, Rio Alto acquired each outstanding Sulliden common share not already owned by Rio Alto for 0.525 of a Rio Alto common share, resulting in the issuance of 151,694,886 Rio Alto shares. All outstanding options to purchase Sulliden common shares were exchanged for options to purchase Rio Alto common shares based on the exchange ratio. Each outstanding warrant to purchase a Sulliden common share is now exercisable to purchase 0.525 of Rio Alto common share and 0.10 of a SpinCo common share. The common shares of Rio Alto issued in connection with the Arrangement were issued from treasury. Additionally, Rio Alto issued an aggregate of 1,711,505 Rio Alto common shares to former holders of Sulliden restricted stock units and Sulliden deferred share units.

In addition, as part of the Arrangement, Sulliden shareholders received 0.10 of a common share in SpinCo for each Sulliden share held. SpinCo will hold Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and was capitalized with approximately C$25 million in cash.

2.4	Effect on Financial Position

As part of the Arrangement, Sulliden amalgamated with a wholly-owned subsidiary of Rio Alto and became a wholly-owned subsidiary of Rio Alto. The business and operations of Sulliden have been combined with those of Rio Alto and are managed concurrently. The effect of the acquisition on the Company’s financial position is outlined in the pro forma consolidated financial statements, which are attached to this business acquisition report (the “Report”).

Rio Alto plans to continue the exploration and development of the Shahuindo gold project owned by Sulliden.

2.5	Prior valuation

To the knowledge of Rio Alto, there has not been any valuation opinion obtained within the last twelve months by Sulliden or Rio Alto required by securities legislation or a Canadian exchange or market to support the consideration paid by Rio Alto in connection with the Arrangement.

2.6	Parties to Transaction

The acquisition was not with an informed person, associate or affiliate (as such terms are defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)), or affiliates of Rio Alto.

2.7	Date of Report

August 11, 2014

ITEM 3 – FINANCIAL STATEMENTS

Pursuant to Part 8 of NI 51-102, the following information is being incorporated by reference in this Report from documents filed with the applicable securities commissions. Copies of the documents incorporated herein by reference are available through SEDAR’s website at www.sedar.com under Rio Alto’s and Sulliden’s profiles.

The following document is incorporated by reference into this Report:

a.

The 2014 audited financial statements of Sulliden, which comprise of the balance sheets as at April 30, 2014 and 2013, the statements of loss and comprehensive loss, changes to shareholder’s equity and cash flows for the year then ended, together with the notes thereto and the auditor’s report thereon.

In addition, attached as Schedule “A” are the unaudited pro forma consolidated statement of financial position of Rio Alto, after giving effect to the Arrangement, as at March 31, 2014 and the unaudited pro forma consolidated statement of income and comprehensive income of Rio Alto, after giving effect to the Arrangement, for the year ended December 31, 2013 and for the three months ended March 31, 2014 and the accompanying notes thereto.

Rio Alto has not requested nor obtained consent of the auditors of Sulliden for the inclusion of the Auditor’s Report in this Business Acquisition Report, as permitted under National Instrument 51-102.

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

	Rio Alto	Pro Forma
	Mining	Sulliden Gold
	Limited	Corporation
		Ltd.

		April 30
	March 31	2014		Pro Forma	Pro Forma
As at	2014	(Note 6)	Note 3	Adjustments	Consolidated

Assets
Current
Cash and cash equivalents	$33,692	$2,400	(e)	$(27,332)	$8,760
Accounts receivable	9,796	1,989		-	11,785
Other financial assets	150	-		-	150
Inventory	31,757	-		-	31,757
Prepaid expenses	2,964	-		-	2,964
Income tax receivable	2,146	-		-	2,146
IGV receivable	18,759	-		-	18,759
Total Current Assets	99,264	4,389		(27,332)	76,321

Restricted cash	4,027	-		-	4,027
Plant and equipment, net	136,227	19,624		-	155,851
Mineral properties and development costs, net	100,221	171,064	3(b)	(171,064)	498,790
			3(b)	398,569
Deferred tax asset	4,970	-			4,970
Total Assets	$344,709	$195,077		$200,173	$739,959

Liabilities
Current
Accounts payable and accrued liabilities	34,840	9,701	3(a)	5,200	49,741
Taxes payable	1,326	-		-	1,326
Deferred revenue	4,594	-		-	4,594
Derivative liability	435	-		-	435
Short term debt	3,492	-		-	3,492
Total Current Liabilities	44,687	9,701		5,200	59,588
Accounts payable and accrued liabilities	3,001	-		-	3,001
Asset retirement obligation	23,111	-		-	23,111
Deferred tax liability	-	5,857	3(d)	(5,857)	-
Total Liabilities	70,799	15,558		(657)	85,700

Equity
Share capital	141,202	246,518	3(c)	(246,518)	494,115
			3(a)	352,913

Share option and warrant reserve	12,271	22,171	3(c)	(22,171)	39,707
			3(a)	15,646
			3(a)	11,790

Translation reserve	4,522	6,289	3(c)	(6,289)	4,522

Related earnings (deficit)	115,915	(95,459)	3(c)	95,459	115,915
Total Equity	273,910	179,519		200,830	654,259
Total Liabilities and Equities	$344,709	$195,077		$200,173	$739,959

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

	Rio Alto	Pro Forma
	Mining	Sulliden Gold
	Limited	Corporation
		Ltd.

		April 30
	December	2014		Pro Forma	Pro Forma
For the twelve months ended	31 2013	(Note 6)	Note 3	Adjustments	Consolidated

Sales	$285,122	$-		$-	$285,122
Cost of sales	(140,195)	-		-	(140,195)
Amortization	(35,759)	(1)		-	(35,760)
Gross Profit	109,168	(1)		-	109,167

General and administrative expenses	(6,968)	(28,625)		-	(35,593)
Exploration and evaluation expenses	(9,219)	-		-	(9,219)
Operating earnings	92,981	(28,626)		-	64,175

Unrealized gain on derivative liability	1,310	-		-	1,310
Loss on settlement of prepayment	(5,427)	-		-	(5,427)
Accretion of asset retirement obligation	(1,547)	-		-	(1,547)
Captive insurance expenses	(187)	-		-	(187)
Foreign exchange (loss) gain	(1,690)	514		-	(1,176)
Impairment of exploration property	(7,261)	-		-	(7,261)
Other gain	487	614		-	1,101
Income before income taxes	78,666	(27,498)		-	51,168

Provision for current income taxes	(44,711)	-		-	(44,711)
Provision for deferred income taxes	(3,197)	(148)		-	(3,345)
Net income and comprehensive income	$30,758	$(27,646)		$-	$3,112

	Rio Alto	Pro Forma
	Mining	Sulliden Gold
	Limited	Corporation
		Ltd.

		April 30
	March 31	2014		Pro Forma	Pro Forma
For the three months ended	2014	(Note 6)	Note 3	Adjustments	Consolidated

Sales	$65,088	$-		$-	$65,088
Cost of sales	(34,938)	-		-	(34,938)
Amortization	(7,768)	-		-	(7,768)
Gross Profit	22,382	-		-	22,382

General and administrative expenses	(1,279)	(1,612)		-	(2,891)
Exploration and evaluation expenses	(579)	-		-	(579)
Operating earnings	20,524	(1,612)		-	18,912

Unrealized gain on derivative liability	299	-		-	299
Accretion of asset retirement obligation	(398)	-		-	(398)
Captive insurance expenses	(122)	-		-	(122)
Foreign exchange (loss) gain	(235)	(80)		-	(315)
Other (loss) gain	(92)	139		-	47
Income before income taxes	19,976	(1,553)		-	18,423

Provision for current income taxes	(8,547)	-		-	(8,547)
Recovery of (provision for) deferred income taxes	480	60		-	540

Net income and comprehensive income	$11,909	$(1,493)		$-	$10,416

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

1.	Basis of presentation

On June 13, 2014 Rio Alto Mining Limited (“Rio Alto” or the “Company”) and Sulliden Gold Corporation Ltd. (“Sulliden”) announced that they entered into an arrangement agreement (the “Agreement”) pursuant to which Rio Alto has agreed to acquire all of the issued and outstanding common shares of Sulliden by way of a court-approved Plan of Arrangement (the "Arrangement"). Pursuant to the terms of the Arrangement, all of the Sulliden common shares (the “Sulliden Common Shares”) issued and outstanding immediately prior to consummation of the transaction were exchanged into the common stock of Rio Alto on the basis of 0.525 of a common share of Rio Alto. Additionally, Rio Alto issued Rio Alto common stock to former holders of Sulliden restricted stock units and Sulliden deferred share units.

In addition, as part of the transaction, certain of Sulliden’s assets were spun-out into a new company (“SpinCo”) and Sulliden shareholders received 0.100 common shares of SpinCo for each Sulliden Common Share issued and outstanding immediately prior to consummation of the transaction. SpinCo was capitalized with CAD $25 million cash (the “Sulliden Cash Transfer”).

Following completion of the transaction, each outstanding warrant and stock option to purchase one (1) Sulliden Common Share is exercisable into 0.525 common shares of Rio Alto and 0.100 common shares of SpinCo.

These unaudited pro forma consolidated financial statements have been prepared to give effect to the transaction with Sulliden on the basis that each shareholder of Sulliden (other than Rio Alto) received shares of common stock of Rio Alto in exchange for their Sulliden Common Shares. These unaudited pro forma consolidated statements reflect the acquisition of 100 per cent of the Sulliden Common Shares.

The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the following historical financial information which was prepared in accordance with International Financial Reporting Standards (“IFRS”):

a.	For the unaudited pro forma consolidated statement of financial position (giving effect to the transaction as if it had occurred on March 31, 2014):
i.	the unaudited condensed consolidated interim financial statements of Rio Alto Mining Limited as at March 31, 2014;
ii.

the audited consolidated financial statements of Sulliden Gold Corporation Ltd. as at April 30, 2014 adjusted for certain pro forma adjustments and to translate from Canadian to United States dollars (note 6);

b.	For the unaudited twelve-month pro forma consolidated statement of income and comprehensive income (giving effect to the Transaction as if it had occurred on January 1, 2013):
i.	the audited consolidated statement of net income and comprehensive income of Rio Alto Mining Limited for the year ended December 31, 2013;
ii.

the audited consolidated statement of operations and comprehensive loss of Sulliden Gold Corporation Ltd. for the year ended April 30, 2014 adjusted for certain pro forma adjustments and to translate from Canadian to United States dollars (note 6);

c.	For the unaudited three-month pro forma consolidated statement of income and comprehensive income (giving effect to the Transaction as if it had occurred on January 1, 2013:
i.	the unaudited condensed consolidated interim statement of income and comprehensive income of Rio Alto Mining Limited for the three months ended March 31, 2014;
ii.

the audited consolidated statement of operations and comprehensive loss of Sulliden Gold Corporation Ltd. for the year ended April 30, 2014 adjusted to exclude the nine months ended January 31, 2014 (as presented in the respective unaudited condensed consolidated interim statements of operations and comprehensive loss for the nine months ended January 31, 2014) and to translate from Canadian to United States dollars (note 6);

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Rio Alto for the year ended December 31, 2013 which are incorporated by reference into this document. Management of the Company has reclassified certain line items from Sulliden financial statements in an attempt to conform to the presentation of the Company’s consolidated financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

1.	Basis of presentation - continued

These unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Rio Alto described above. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Sulliden are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Sulliden that exist as of the date of the completion of the acquisition.

2.	Acquisition

The transaction will be recorded for accounting purposes as an asset acquisition. In consideration for the acquisition of Sulliden, the Company will issue 0.525 shares (“exchange ratio”) of Rio Alto common stock for each outstanding common share of Sulliden (excluding the 26,966,292 common shares of Sulliden held by Rio Alto as described in note 3(e)) totaling approximately 151.0 million common shares to shareholders of Sulliden, representing approximately $351.6 million total value based on the closing price of Rio Alto’s common stock on August 1, 2014. In addition, 750,000 Deferred Share Units (“DSUs”) and 2,510,000 Restricted Stock Units (“RSUs”) will be exchanged, based on the exchange ratio, for approximately 393,750 and 1,317,750 shares of Rio Alto, respectively, and representing approximately $1.8 million total value. In the event that the Market Value (based on the volume weighted average trading price on the TSX for the five consecutive trading days immediately prior to the date on which the Market Value is determined) of 0.525 of a Rio Alto share exceeds the Market Value of a Sulliden share at the effective time of the Arrangement, the holders of Sulliden DSUs and RSUs will receive a cash payment equivalent to the difference for each such Sulliden RSU and DSU held, with 50% of the cash payment being satisfied by Rio Alto and 50% of the cash payment satisfied via the deduction from the Sulliden Cash Transfer.

The acquisition price reflects the market price of Rio Alto’s common shares on August 1, 2014, the business day preceding the acquisition, which was CAD $2.54/share. The final acquisition price will be based on the quoted market price, exchange rate, and the actual number of Sulliden issued and outstanding shares, options, and warrants outstanding on the actual date of closing.

Each Sulliden warrant or stock option which gives the holder the right to acquire shares in the common stock of Sulliden when presented for execution was exchanged for a warrant or stock option which gave the holder the right to acquire shares in the common stock of Rio Alto on the same basis as the exchange of Sulliden common shares for Rio Alto common shares. These options and warrants have been included in the purchase consideration at their fair value of approximately $11.7 million and $9.9 million, respectively, based on the Black-Scholes pricing model.

For the purpose of determining the value of the purchase consideration, the total number of outstanding shares, options, and warrants have been derived from the latest published financial statements of Sulliden as at April 30, 2014 adjusted for certain transactions as described in note 6. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma consolidated financial statement information for changes in the number of outstanding shares, options, and warrants as of the transaction closing date.

The fair value of the net assets of Sulliden to be acquired will ultimately be determined during the second half of 2014. Therefore, it is likely that the fair values of the assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary acquisition cost has been allocated as follows:

Fair value of 150,961,671 shares issued (August 1, 2014 closing price)	$351,157
750,000 DSUs settled at CAD $1.12 per DSU (for 393,750 Rio Alto shares)	404
2,510,000 RSUs settled at CAD $1.12 per RSU (for 1,317,750 Rio Alto shares)	1,352
Fair value of 11,734,223 stock options issued	15,646
Fair value of 9,910,112 share purchase warrants issued	11,790
26,966,292 Sulliden shares acquired from Agnico Eagle	27,332
Transaction costs	5,200
Total purchase price	$412,881

Cash and cash equivalents	$2,400
Accounts receivable	1,989
Plant and equipment	19,624
Mineral properties and deferred exploration costs	398,569
Accounts payable and accrued liabilities	(9,701)
Net assets acquired	$412,881

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

3.	Pro forma assumptions and adjustments

These unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)	The total purchase price of $335,800, including accrued estimated transaction costs of $5,200, has been allocated to the acquired assets and liabilities on a pro forma basis as described in Note 2.
(b)

The excess of the purchase consideration over carrying values of net assets of Sulliden (exclusive of $171,064 mineral properties and deferred exploration costs) in the amount of $398,569 has been assigned to the acquired mineral properties.

(c)	Equity balances of Sulliden are eliminated.
(d)	Deferred tax liability of Sulliden is not recognized due to initial recognition exemption.
(e)

On May 29, 2014, Rio Alto purchased 26,966,292 common shares of Sulliden from Agnico Eagle Mines Limited for cash consideration of CAD $1.10 per common share for an aggregate purchase price of approximately USD 27.3 million. For the purposes of these unaudited pro forma consolidated financial statements, this transaction is assumed to have occurred concurrent to the proposed Transaction and the consideration for these shares is included in the total purchase price.

4.	Pro forma share capital

Pro forma share capital as at March 31, 2014 has been determined as follows:

	Number	Value
	of Shares	(‘000s	)
Common shares of Rio issued and outstanding as at March 31, 2014	176,987,682	$141,202
Common shares of Sulliden issued and outstanding as at April 30, 2014	314,512,332	246,518
Adjustment for the Transaction	(161,839,161)	(246,518)
Fair value of common shares issued to acquire Sulliden	-	352,913
Pro forma share capital	329,660,853	$494,115

5.	Pro forma earnings per share

	12 months	3 months
	ended	ended
	December 31	March 31
Basic	2013	2014
Adjusted weighted average number of Rio Alto shares outstanding	176,307,763	176,873,904
Assumed number of Rio Alto shares issued for Sulliden shares	152,673,171	152,673,171
Pro forma weighted average number of shares outstanding	328,980,171	329,547,075
Pro forma net income (‘000s)	3,112	10,416
Earnings per share	$0.01	$0.03
Diluted
Adjusted weighted average number of Rio Alto shares outstanding	177,942,524	177,722,738
Assumed number of Rio Alto shares issued for Sulliden shares	152,673,171	152,673,171
Pro forma weighted average number of shares outstanding	330,615,695	330,395,909
Pro forma net income (‘000s)	3,112	10,416
Earnings per share	$0.01	$0.03

6.	Sulliden conforming adjustments

As discussed in Note 1, certain adjustments have been made to the Sulliden financial statements.
The following pro forma adjustments were made to the balance sheet as at April 30, 2014:

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

SULLIDEN GOLD CORPORATION LTD.
Pro Forma Consolidated Statements of Financial Position	As Reported											Pro forma	USD Month-End	Pro forma
(unaudited)	April 30,											April 30,	Rate	April 30,
As at April 30, 2014	2014	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	2014	0.9127	2014
	CDN											CDN		USD

ASSETS
Current assets
Cash and cash equivalents	$33,534	-	-	-	(52)	(14,893)	(15,794)		(38)		(127)	2,630	0.9127	$2,400
Fixed income investments	10,107	-	-	-	-	(10,107)	-	-	-	-	-	-	0.9127	-
Due from SMCI	-	-	-	-	52	-	-	-	19	-	64	135	0.9127	123
Amounts receivable and other	1,687	-	(14)	-	-	-	162	209	-	-	-	2,044	0.9127	1,866
Total current assets	45,328	-	(14)	-	-	(25,000)	(15,632)	209	(19)	-	(63)	4,809		4,389

Non-current assets
Property and equipment, net	21,501	-	-	-	-	-	-	-	-	-	-	21,501	0.9127	19,624
Mine development assets	183,061	-	-	-	-	-	3,540	-	-	366	459	187,426	0.9127	171,064
Exploration and evaluation assets	134	(134)	-	-	-	-	-	-	-	-	-	-	0.9127	-
TOTAL ASSETS	$250,024	(134)	(14)	-	-	(25,000)	(12,092)	209	(19)	366	396	213,736		$195,077

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,800	-	(14)		-	-	-	8,515	-	-	-	10,301	0.9127	9,402
Due to Rio Alto Mining Ltd.	-	-		25,000	-	(25,000)	-	-		-	-	-	0.9127	-
Accrued liabilities	472	-	-		-	-	-	-	(144)	-	-	328	0.9127	299
Total current liabilities	2,272	-	(14)	25,000	-	(25,000)	-	8,515	(144)	-	-	10,629		9,701

Non-current liabilities
Deferred income taxes	6,417	-	-	-	-	-	-	-	-	-	-	6,417	0.9127	5,857
Total liabilities	8,689	-	(14)	25,000	-	(25,000)	-	8,515	(144)	-	-	17,046		15,558

SHAREHOLDERS' EQUITY
Share capital	290,833	(134)	-	(25,000)	-	-	-	-	1,012	-	3,387	270,098	0.9127	246,518
Share purchase warrant reserve	2,741	-	-	-	-	-	-	-	-	-	-	2,741	0.9127	2,502
Share-based payment reserve	22,618	-	-	-	-	-	-	-	-	1,531	(2,599)	21,550	0.9127	19,669
Translation adjustment (balancing)	-	-	-	-	-	-	-	-	-	-	-	-		6,289
Opening deficit	(68,381)	-	-	-	-	-	-	-	-	-	-	(68,381)	0.9917	(67,813)
Net loss for the twelve months ended April 30, 2014	(6,476)	-	-	-	-	-	(12,092)	(8,306)	(887)	(1,165)	(392)	(29,318)	0.9430	(27,646)
Total shareholders' equity	241,335	(134)	-	(25,000)	-	-	(12,092)	(8,306)	125	366	396	196,690		179,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$250,024	(134)	(14)	-	-	(25,000)	(12,092)	209	(19)	366	396	213,736		$195,077

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

The adjustments in the Sulliden pro forma consolidated statement of financial position are as follows:

(a)	Transfer of East Sullivan to Sulliden Mining Capital Inc.
(b)	Settlement of related party advance - amount was netted to the termination fee payable/paid to 2227929 Ontario Inc
(c)	Record the liability of Sulliden Gold to Rio Alto on Rio Alto's advancement of CDN$25 million to Sulliden Capital Mining Inc. (“SCMI”)
(d)	Record amount paid by Sulliden Gold Corporation on behalf of SCMI
(e)	Transfer of CDN$25 million (cash) to Rio Alto in settlement of CDN$25 million advance, net of Shared Services AR (see point (b)
(f)	Change of control payment, costs of employees directly related to project are capitalized to MDA
(g)	Transaction costs estimated - see Tab "Transaction Costs"
(h)	Vesting and settlement of 750,000 DSU through the issuance of Rio Alto Shares and portion with cash; half of cash portion recoverable from SCMI
(i)	Vesting of 2,510,000 RSUs
(j)	Settlement of 2,510,000 RSU through the issuance of Rio Alto Shares and portion with cash; half of cash portion recoverable from SCMI

The following pro forma adjustments were made to the income statement for the twelve months ended April 30, 2014:

							Proforma		Proforma
SULLIDEN GOLD CORPORATION LTD.	As Reported						Twelve months		Twelve months
Condensed Consolidated Statements of Operations and	Twelve months ended						ended	Translation to	ended
Comprehensive Loss (unaudited)	April 30,	{a}	{b}	{c}	{d}	{e}	April 30, 2014	USD	April 30, 2014
	CDN						CDN	0.9430	USD

Expenses
Share-based compensation	$2,805	12,092		887	1,165	392	17,341	0.9430	$16,351
General and administrative	4,710		8,306				13,016	0.9430	12,274
Depreciation	1						1	0.9430	1
	7,516	12,092	8,306	887	1,165	392	30,358		28,626
Other
Foreign exchange gain	(545)						(545)	0.9430	(514)
Investment income	(651)						(651)	0.9430	(614)
Net loss before income tax	6,320	12,092	8,306	887	1,165	392	29,162		27,498
Deferred income tax expense	157						157	0.9430	148
Net loss and comprehensive loss for the period	$6,477	12,092	8,306	887	1,165	392	29,319		$27,646

The adjustments in the Sulliden pro forma consolidated statement of operations and comprehensive loss are as follows:
(a)	Change of control payment, costs of employees directly related to project are capitalized to MDA
(b)	Transaction costs estimated
(c)	Vesting and settlement of 750,000 DSU through the issuance of Rio Alto Shares and portion with cash
(d)	Vesting of 2,510,000 RSUs
(e)	Vesting and settlement of 2,510,000 RSU through the issuance of Rio Alto Shares and portion with cash

There were no pro forma adjustments made to the income statement for the three months ended April 30, 2014. The balances were converted from Canadian to United States dollars using the average rate for the period of 0.9049 CAD per USD.